FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 7/14/2008

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing Venezuela assumes operational control of Sidor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Roberto Philipps
Name: Roberto Philipps
Title: Chief Financial Officer

Dated: July 14, 2008

Sebastián Martí
Ternium - Investor Relations
USA	+1 (866) 890 0443
Mexico	+52 (81) 8865 2111
Argentina	+54 (11) 4018 2389
www.ternium.com

Venezuela Assumes Operational Control of Sidor

Luxembourg, July 14, 2008 – Ternium S.A. (NYSE: TX) announced that, upon expiration of the term contemplated under Venezuela’s Decree Law 6058 (the “Decree”), Venezuela, acting through Corporación Venezolana de Guayana, or CVG, has assumed operational control of Sidor.  Following the change in operational control, CVG has assumed complete responsibility over Sidor’s operations; Sidor’s board of directors will cease to function, and Sidor’s operations will be managed by a 6-member temporary operating committee, the majority of which members will be appointed by CVG. Ternium, however, has not yet transferred its ownership interest in Sidor to Venezuela.

The term provided in the Decree for the negotiation of the conditions under which all or a significant part of Ternium’s interest in Sidor will be transferred to Venezuela and of proposed future business relationships between Ternium and Sidor, has been extended until August 18, 2008.

Ternium continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law and to evaluate its options in realizing the fair value of its interest in Sidor.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is one of the leading steel companies in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food and automotive industries.  With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  The Company has annual sales of approximately US$10 billion and ships approximately 8 million tons of steel products each year.  More information about Ternium is available at www.ternium.com.